Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of SkyTerra Communications, Inc. for the offer to issue options to purchase shares of common stock of SkyTerra Communications, Inc. in exchange for the termination of outstanding options to purchase limited partnership interests of Mobile Satellite Ventures LP and to the incorporation by reference therein of our report dated March 15, 2007, with respect to the consolidated financial statements of SkyTerra Communications, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

June 25, 2007